Exhibit 99.1

Hi everyone,

My name is Michael Jerch, and I am a specialist on the Masterworks acquisitions team.

Our latest offering is a painting by Bridget Riley titled, “xBxlxuxex xQxuxixvxexrx.” This work is a prime example of Riley’s “Egyptian Palette,” a commercially attractive series by the artist.

Bridget Riley is a leading figure of the Op Art movement and is one of the most celebrated living contemporary artists today, with work in the collections of institutions like MoMA and Tate Gallery in London. In 2021, Bridget Riley was ranked in the top 125 of all artists, with total auction turnover of over $17 million, which is an increase of more than 20% from 2020.

To find potential investment opportunities for the artist, our acquisitions team is actively sourcing works by Bridget Riley and has been offered almost 60 examples from around the world, some of which are priced in excess of $4 million. Of these 60 works, we have carefully selected three to be offered on the Masterworks platform, or about 5% of what we have seen.

Early vertical line paintings that are similar in size to the offering account for three of the artist’s top five auction records. These works include “Chant 2” (1967), which was most recently sold for the equivalent of $4.8 million at Christie’s London on February 13, 2014 and “Zing 2” (1971), which sold for the equivalent of $4.5 million at Christie’s London on June 30, 2021.

Between November 1992 and March 2021, auction sales of Riley’s paintings similar to “xxBxlxuxex xQxuxixvxexrx,” have increased at an estimated annualized appreciation rate of 17.4%. Since 2015, we have seen the prices for Riley’s work accelerate. Between January 2015 and March 2021, auction sales of Riley’s paintings similar to “xxBxlxuxex xQxuxixvxexrx,” have increased at an estimated annualized appreciation rate of 20.6%.